Filed by Yadkin Valley Financial Corporation SEC File No 333-145628
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Date: February 29, 2008

CARDINAL STATE BANK
3710 University Drive, Suite 100
Durham, North Carolina 27707
(919) 403-2833

February 29, 2008

Dear Cardinal State Bank Shareholder:

        We recently mailed you proxy material in connection with our upcoming Special Meeting of Shareholders on March 19, 2008 to consider our merger with Yadkin Valley Bank. According to our records, we have not yet received your proxy(1).

        It is very important that your shares be voted, regardless of the number of shares you own.

        Please take a moment to VOTE your shares by returning your Proxy Card in the envelope provided. If your shares are held with a broker, bank or other custodian, you can vote by telephone or the internet by following the enclosed instructions.

        Our Board of Directors unanimously recommends a "FOR" vote on both proposals.

        Please disregard this letter if you have already voted your shares. Thank you for your cooperation and continued support. If you have any questions regarding this merger, you are encouraged to contact Cardinal State Bank's chief financial officer, W. Harold Parker at (919) 403-2833.

Sincerely,

John W. Mallard, Jr.
President and Chief Executive Officer

(1)
You may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Yadkin Valley Financial Corporation and Cardinal State Bank, at the SEC's internet site (http://www.sec.gov). In addition, documents filed with the SEC by Yadkin Valley Financial Corporation will be available free of charge from Yadkin Valley Financial Corporation, Attention: William A. Long, Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404, (336-526-6300). Documents filed with the FDIC by Cardinal State Bank will be available free of charge from Cardinal State Bank, Attention: 3710 University Drive, Suite 100, Durham, North Carolina 27707, (919-403-2833).